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                               EXHIBIT 99.1

                   DAKOTA TELECOMMUNICATIONS GROUP, INC.

                            POST OFFICE BOX 66
                            29705 453RD AVENUE
                      IRENE, SOUTH DAKOTA 57037-0066
                             (605) 263-3301

To our Stockholders and Employees:

     Enclosed with this letter you will find a prospectus offering for sale shares of the Common Stock of Dakota Telecommunications Group, Inc. (the "Company") at a purchase price of $12.50 per share. The Company is offering up to 400,000 Shares of Common Stock to persons who were stockholders ("Stockholders") of record and/or directors, officers and employees ("Employees") of the Company as of the close of business on January 27, 1998.

     Stockholders and Employees may subscribe for the shares of Common Stock offered in this offering in accordance with the conditions and procedures described in the enclosed prospectus.

     If you wish to purchase shares in this offering, please complete the enclosed Subscription Agreement and return it, together with payment for the purchase price for the shares you wish to purchase, to the Company no later than March 11, 1998. THE OFFERING WILL EXPIRE ON MARCH 11, 1998, AT 5:00 P.M. CENTRAL STANDARD TIME. The enclosed prospectus, which we urge you to read carefully, contains instructions for completing the Subscription Agreement.

     Also enclosed with the Subscription Agreement is Letter of Transmittal. Our records indicate that you have not yet returned to the Company a transmittal letter covering your capital credits and/or have not returned your certificates representing shares of common or preferred stock of Dakota Cooperative Telecommunications, Inc., the Company's predecessor (the "Cooperative"). As you know, in July 1997, the Cooperative was converted into a South Dakota business corporation and then merged into the Company. In connection with the conversion and the merger, (i) each share of Common Stock of the Cooperative outstanding immediately prior to the effective time of the conversion became the right to receive shares of the Company's Common Stock, (ii) each share of preferred stock of the Cooperative outstanding immediately prior to the effective time of the conversion became the right to receive shares of the Company's Common Stock and (iii) each dollar credited on the books of the Cooperative to the capital account of each current and former member immediately prior to the effective time of the conversion was retired in full and became the right to receive shares of the Company's Common Stock. FAILURE TO RETURN A COMPLETED LETTER OF TRANSMITTAL MAY EVENTUALLY RESULT IN THE LOSS OR FORFEITURE OF YOUR OWNERSHIP INTERESTS.

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     REGARDLESS OF WHETHER YOU WISH TO PURCHASE SHARES OF COMMON STOCK IN
THIS OFFERING, PLEASE RETURN THE ENCLOSED LETTER OF TRANSMITTAL SO THAT WE CAN ISSUE TO YOU CERTIFICATES OF COMMON STOCK TO REPLACE YOUR FORMER INTERESTS IN THE COOPERATIVE.

     On behalf of the entire Board of Directors and management of the Company, I want to thank you for your continuing support.

                                   Sincerely yours,

                                   /S/ THOMAS W. HERTZ

                                   Thomas W. Hertz
                                   President and CEO